UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report
______________________________________________________________________________

Energizer Holdings, Inc.
(Exact name of registrant as specified in its charter)

Missouri	1-15401	43-1863181
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)
533 Maryville University Drive
St. Louis, Missouri 63141
(Address of principal executive offices)

Daniel J. Sescleifer
Executive Vice President, Chief Financial Officer
(314) 985-2000
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report
This Form SD of Energizer Holdings, Inc. (the “Company”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act, as amended, for the reporting period January 1, 2013 to December 31, 2013.

Item 1.02 Exhibit
A copy of the Company's Conflict Minerals Report is provided as Exhibit 1.02 hereto and incorporated by reference herein and is publicly available at http://www.energizerholdings.com/en/company/supplier-relations/Pages/default.aspx. The website and information accessible through it are not incorporated into this document.

Section 2 - Exhibits

Exhibit No.	Description
1.02	Conflict Minerals Report of Energizer Holdings, Inc.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ENERGIZER HOLDINGS, INC.

Registrant

		By:	/s/ Daniel J. Sescleifer

Daniel J. Sescleifer
Executive Vice President and
Chief Financial Officer
(Duly authorized signatory and
Principal financial officer)
Date:	June 2, 2014